May 19, 2021

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:Division of Corporation Finance

Office of Life Sciences

Mary Mast

Angela Connell

Re:Pacific Biosciences of California, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed on February 26, 2021

File No. 001-34899

Ladies and Gentlemen:

Pacific Biosciences of California, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in a letter dated April 21, 2021 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 (the “2020 Annual Report”) filed on February 26, 2021 (File No. 001-34899).

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	You disclose that the Continuation Advances constitute a financial liability and that you elected the fair value option to recognize this liability. Please address the following:

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Explain how you determined that the Continuation Advances met the definition of a financial liability. Also explain how you determined that these advances should be accounted for differently than the Reverse Termination Fee which you appear to have accounted for as a gain contingency based on your disclosure on page 54. Clarify why your Continuation Advances were not also considered a gain contingency under ASC 450.

Response. We respectfully submit that we believe that while both the Continuation Advances and the Reverse Termination Fee originated from Illumina, Inc. (“Illumina”)  as part of the developments related to the same aborted acquisition transaction (the “Merger Agreement” and the “Merger”), they have different substance and intent, and accordingly, were accounted for differently.

Continuation Advances

The Continuation Advances represented financing of our operations by Illumina, the need for which arose in the second half of 2019 due to the continued delays with the parties’ ability to consummate the Merger, primarily due to regulatory review and feedback. The original Merger Agreement was executed in November 2018; at that time, the parties contemplated a timeline that included approvals by our stockholders and regulatory approvals in the US and certain other jurisdictions, with consummation expected in mid-2019.

While the Merger was approved by our stockholders, the regulatory review took longer than anticipated. In September 2019, the Merger was still pending decisions by the U.S. Federal Trade Commission and the Competition and Markets Authority of the United Kingdom. Either party had a contractual right to cancel the Merger if it was not consummated by November 1, 2019 (the original End Time). It was clear by September 2019 that the regulatory decisions would not be made in time to allow consummation by the End Time.

Additionally, while the Merger Agreement was pending  (i.e. from November 2018),  we were significantly limited, both contractually and practically, in our ability to raise either equity or debt financing from other parties, which was how we had historically financed our operations. Throughout the same time, we continued to incur losses and negative cash flows from operations. We incurred a net loss of $84 million and $60 million of cash was used in operating activities during the nine months ended September 30, 2019. As a result, as of September 30, 2019, we had $49 million remaining in cash, cash equivalents and investments, as compared to $102 million at December 31, 2018 and we had working capital of $26 million as of September 30, 2019, as compared to $105 million at December 31, 2018.  As we were expected to continue to incur losses and negative cash flows from operations, and with the completion of the Merger still unresolved, the issue of our financing needs became urgent to address.  We disclosed our need to obtain additional capital and that such capital was necessary to alleviate substantial doubt about our ability to meet our then debt repayment obligations and to fund our projected operating requirements for at least twelve months from the date of filing of the Quarterly Report on Form 10-Q for the period ended September 30, 2019.

To address our financing needs, the parties executed Amendment No. 1 to the Merger Agreement dated September 25, 2019. The Amendment, among other things, extended the End Time from November 1, 2019 to December 31, 2019, and provided Illumina with an option to further extend it to March 31, 2020.

The Amendment also stipulated that Illumina would provide financing for our ongoing operations while the Merger was pending, referred to therein as the Continuation Advances. Specifically, Illumina agreed to make cash payments to us of $6 million on or before each of October 1, 2019, November 1, 2019 and December 2, 2019. If Illumina elected to extend the End Time, then Illumina would make additional cash payments of $6 million on or before each of January 2, 2020, and March 2, 2020, and a cash payment of $22 million on or before February 3, 2020 (note that in February 2020, a $16 million principal payment relating to a debt agreement entered into in February 2013 was to become due).  These amounts approximated our projected cash outflows during the relevant periods. The Amendment provided that we would use these payments for general working capital purposes  (i.e., to fund continuing operations,  including repayment of debt).

Ultimately, Illumina elected to extend the End Time to March 31, 2020. Subsequently, in light of negative feedback from applicable regulators regarding the ability to consummate the Merger, the parties agreed to terminate the Merger Agreement in January 2020. As part of the termination, the parties agreed that Illumina would still be obligated to finance our operations for the remainder of the previously committed period by making the remaining Continuation Advance payments. In aggregate, the Continuation Advances amounted to $52 million.

The Continuation Advances were subject to repayment, without interest, in the event of termination of the Merger Agreement, if within two years thereafter we entered into certain change-of-control transactions with a third party or raised at least $100 million in equity or debt financing in a single transaction (with the amount repayable dependent on the amount raised by us).

We initially accounted for the Continuation Advances in the quarter ended December 31, 2019 (as part of our financial statements for the year ended December 31, 2019). We concluded the Continuation Advances represented a financing arrangement with Illumina and met the definition of a financial instrument per ASC 825-10-20, as no shares were issued in exchange for the Continuation Advances, the repayment provisions resulted in a contractual obligation (based on the terms of the Merger Agreement as amended) and the Continuation Advances represent payments received from Illumina which we would have to repay under certain contingencies—resulting in a financial instrument.

In reaching this conclusion, we also observed that the Continuation Advances were a freestanding instrument as the obligation extended past the termination of the Merger Agreement and was contingent on unrelated events.

We concluded the Continuation Advances were a financial instrument and a financial liability. Financial instruments as defined in ASC 825 Glossary include, among others, contracts that both impose on one party a contractual obligation that is a financial liability, and conveys to the other party a contractual right that is a financial asset. Contractual rights and obligations in this definition may or may not be conditional.

As defined by ASC 825-10-20, a financial liability is a contract that imposes on one entity an obligation to either deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms. A financial asset is a contract that conveys to one entity a right to receive cash or another financial instrument from a second entity, or to exchange other financial instruments on potentially favorable terms. Continuation Advances each represented a financial asset for Illumina and a financial liability for us.

Under ASC 825-10-25-1, entities are permitted to elect the fair value option for eligible items  (i.e. to carry them at fair value, with remeasurement through income).

As disclosed in our December 31, 2019 financial statements, we elected the fair value option for the Continuation Advances liability because management believed that among all measurement methods allowed by ASC 825, the fair value option would most fairly represent the value of such a financial liability, and, specifically, would reflect the likelihood that the repayment was low and the fair value of the financial liability was not material.

We properly disclosed Continuation Advances in the relevant financial statements as (1) financial liabilities for which the fair value option was elected; and (2) the cash received as cash inflows from financing activities. We also remeasured these financial liabilities to current fair value at each subsequent reporting date in accordance with ASC 825-10-45-5. Finally, as the Continuation Advances were deemed to be a financing arrangement, the guidance on gain contingencies was not deemed applicable.

We have included additional disclosure regarding the Continuation Advances in our Quarterly Report on Form 10-Q for the period ended March 31, 2021, in particular, to note that the purpose and intent of the Continuation Advances was to provide financing to support our working capital needs in light of the continued negative cash flows incurred during the extended regulatory approval period for the Merger.

Reverse Termination Fee

Termination fees are typically included in acquisition agreements to ensure the acquiror has serious intentions, and in recognition of the distraction and potential competitive harm the acquisition process may have on the acquired entity’s business.

As the Reverse Termination Fee was included in the original Merger Agreement, it represented a contingency and a potential gain for us,  subject to a number of conditions, from the date the Merger Agreement was executed. The first of these conditions was the termination of the Merger Agreement by either party if the parties were unable to consummate the Merger by November 1, 2019 (the original End Time).  However, as the consummation of the Merger was substantially delayed, primarily due to the extended regulatory approval process, and after it eventually became unlikely that the Merger would be approved, the parties agreed to terminate the Merger Agreement in January 2020. The termination agreement added an additional contingency that if, on or prior to September 30, 2020, we entered into a definitive agreement providing for, or consummate, a Change of Control Transaction (as defined in the Termination Agreement) (“Change of Control Transaction”), then we may have been required to repay the Reverse Termination Fee (without interest) to Illumina in connection with the consummation of such Change of Control Transaction. As a result, the Reverse Termination Fee became due in January 2020, but our ability to retain it was still subject to additional contingencies/clawback.

In view of the above circumstances, we accounted for the Reverse Termination Fee as a contingent gain from the date the Merger Agreement with Illumina was executed in November 2018. Pursuant to ASC 450-30-25-1 gains are not recognized until the contingencies are resolved. The final contingencies were resolved on October 1, 2020, when we did not enter into a definitive agreement for, or consummate, a Change of Control Transaction. Accordingly, the gain from the Reverse Termination Fee was recognized at that time.

The distinction between these two arrangements with Illumina is further evidenced via the different provisions.  Specifically, the Reverse Termination Fee did not preclude or penalize us for obtaining debt or equity financing.  However, if we obtained debt or equity financing in excess of $100 million in a single transaction, then a certain amount of the Continuation Advances would be repayable to Illumina, since the purpose of the Continuation Advances was to provide needed financing to us during and subsequent to the extended merger regulatory review period.  Unlike the Continuation Advances, the Reverse Termination Fee was deemed a penalty and not a financial instrument.

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You state that the estimated fair value of the Continuation Advances at both December 31, 2020 and 2019 was determined to be zero as management estimated that there would be no future cash outflows associated with this financial instrument because the probabilities of either of the specified triggering events occurring and requiring repayment to Illumina were evaluated as being remote at both of those dates. However, in February 2021 you were required to repay $52 million of these advances as a result of your issuance of $900 million in convertible notes. Explain the factors you considered in determining the probability of repayment was remote given the nature of the specified events that would trigger repayment (particularly an equity or debt financing) and the fact that the time period that repayment of such advances could be triggered extends out to March 2022.

Response. We respectfully submit that as part of our financial statement close process as of December 31, 2020 and 2019 (as well as any intervening interim dates), we carefully assessed the likelihood of repayment of the Continuation Advances and the fair value of the Continuation Advances liability. In particular, we completed this assessment for the December 31, 2020 financial statements in February 2021 with full understanding of the fact that our obligation to repay the Continuation Advances in full was triggered by the financing arrangements entered into with SoftBank Group Corp. (“SoftBank”) in February 2021, which was disclosed in our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. This indicated that a substantial increase in the fair value of the Continuation Advances financial liability occurred prior to the repayment. However, we concluded this change in fair value was a result of events that occurred after December 31, 2020, and which were not known, knowable, contemplated or anticipated by us as of December 31, 2020.   Fair value is defined in ASC 820-10-35-2 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or in this case, December 31, 2020.  We concluded that the ultimate debt financing with Softbank was not the result of the culmination of a financing process, strategy or other events which had commenced or been expected or contemplated prior to December 31, 2020, but rather, was a discrete event which both commenced and concluded in early 2021.  Accordingly, we concluded that the estimated fair value of the Continuation Advances, in accordance with ASC 820-10-35-2, as of December 31, 2020, should be reflective of management’s estimates and judgments at that date.

As of December 31, 2020, our internal financial model projected that our then current cash balance was sufficient, without obtaining any additional financing, to sustain operations well beyond March 2022, which is when the Continuation Advances repayment provisions lapse.  Accordingly, at December 31, 2020, the probability of us completing a single financing in excess of $100 million, which was the threshold to trigger an obligation to partially or fully repay the Continuation Advances, was deemed to be very low, which resulted in the fair value of the Continuation Advances liability being immaterial as of that date.

SoftBank expressed interest in us in January 2021.  As the accelerated investment scenario occurred subsequent to the financial statement date, we concluded this was a  non-recognized subsequent event in accordance with ASC 855-10-55-2(f).

Fair value assessments through December 31, 2020

We concluded that the factor most significantly impacting the fair value of the Continuation Advances financial liability was the expectations about potential variations in the future cash flows, and specifically, the likelihood of whether repayment of the Continuation Advances would be required. Partial or full repayment would be triggered only by one of the following events occurring within two years after the termination of the Merger:

•	Acquisition by a third party
•	The Company raising at least $100 million in equity or debt financing in a single transaction (in one or multiple closes)

Our assessment of the likelihood of these factors, as first documented as part of our December 31, 2019 close, and reassessed each subsequent reporting period, is below.

Acquisition by a third party

After the Merger was terminated, we concluded that the possibility of a merger with another third party during the two-year period was remote. As discussed in our proxy statement (Schedule 14A) dated December 17,  2018, beginning in August 2017 and continuing into 2018, we, with the assistance of an internationally recognized investment banking firm, contacted 23 parties (including Illumina) concerning their interest in a strategic partnership with us. The principal motivations for these discussions were to (1) expand the distribution of our DNA sequencing products; and (2) ensure that we had access to sufficient cash resources to continue our research and development and commercialization efforts. Although our Board of Directors was most focused on identifying a strategic partner to assist us in pursuing our standalone strategy, the Board approached these discussions with an open mind as to potential outcomes, including the potential of a sale of the Company. For various reasons, most of these companies declined to pursue discussions with us. In connection with these strategic partnership discussions, members of our management team met in September 2017 and November 2017 with members of Illumina management. During these conversations, the members of each of our management and Illumina management discussed ways that the two companies could work together. After various meetings and discussions with Illumina, the signing of the Merger Agreement was publicly announced on November 1, 2018. As we had already contacted many potential business partners in the DNA sequencing market and went through a protracted business combination process with Illumina for over a year, and no competitive offers were received, we concluded it was highly unlikely that we would be able to find a replacement for Illumina and complete a business combination such that we would be acquired by a third party in the two-year period after the termination of the Merger.

Single Financing of at least $100 million

While we continued to incur losses following the termination of the Merger Agreement, and thus had a need for external financing, we did not need nor intend to raise in excess of $100 million in a single equity or debt financing. The size of the financing is within our control,  so management could structure debt or equity offerings such that no single financing would be greater than $100 million.  We note that under the terms of the termination agreement with Illumina,  multiple financings in the same year of less than $100 million would not trigger repayment. Accordingly, management had no intention of raising $100 million or more in a single equity or debt financing in the two-year timeframe.

Furthermore,  we had not previously executed single equity or debt financing transactions for more than $100 million, other than in connection with our initial public offering in 2010.  We had historically utilized “at-the-market” (“ATM”) offerings of around $30-60 million or follow-on offerings of around $35-70 million, and intended to continue to structure our financings in a  similar manner.  Between 2013 and September 2018, we completed eight ATM or follow-on offering financings, ranging in size from $24 to $69 million, with the average of approximately $40 million.

The above assessment was performed at each subsequent reporting date after December 31, 2019 and through December 31, 2020, without significant changes. As part of the subsequent assessments, we noted that during 2020,  we had two follow-on offerings, in August and November 2020. These financings were deliberately limited by management to less than $100 million and thus did not trigger a  repayment of the Continuation Advances to Illumina.  This demonstrated management’s intent and ability to structure our financings to avoid triggering repayment of the Continuation Advances, while also raising sufficient capital to support our ongoing operations.   As a result of these financings as well as the payments received from Illumina, as of December 31, 2020, we had cash, cash equivalents and investments totaling $319 million and working capital of $317 million, both our highest year-end balances since inception.

Additionally, as of December 31, 2020 we were in the process of finalizing a collaboration agreement with Invitae Corporation (“Invitae), whereby Invitae would initially cover certain development costs (with $20-$25 million anticipated in 2021).  The  Development and Commercialization Agreement with Invitae was finalized on January 12, 2021. This agreement also did not trigger repayment to Illumina, nor would other types of similar collaboration, distribution or licensing agreements,  further demonstrating our intent and ability to obtain financing in ways that would not result in the repayment of the Continuation Advances.

During 2020, we used net cash in operating activities (before the one-time gains from the terminated Merger) of $78 million. Considering the historically high balance of cash and investments and the funding arrangement anticipated with Invitae as of December 31, 2020, and the flexibility with which we could structure future arrangements, we did not have a need,  and did not anticipate a need, to raise additional funding in such a way that would trigger repayment of the Continuation Advances through the date when the Continuation Advances would no longer be subject to repayment.

No other events have occurred or were anticipated as of December 31, 2020 to change this expectation. Accordingly, we concluded that the likelihood of repayment as of December 31, 2020 was low, and the fair value of the Continuation Advances financial liability remained immaterial.

Consideration of subsequent events as of December 31, 2020

The discussion about a potential convertible debt transaction between us and SoftBank was initiated by SoftBank and first discussed on January 27, 2021.  Prior to this discussion of a potential debt financing, we had intended to only pursue financing in ways that would not result in the repayment of the Continuation Advances,  as noted above.

Both the potential size and the timing of the financing by SoftBank were attractive to us, since the amount of the funding would also open strategic growth opportunities for us, and the relationship with Softbank would provide connections to its vast network of partners in the biotechnology and pharmaceutical industries.  The size of the transaction also justified incurring the incremental cost of $52 million to repay the Continuation Advances to Illumina.  However, prior to this discussion with SoftBank, we had not considered a financing in excess of $100 million, and as stated previously, have historically not closed a financing in excess of $100 million (other than our IPO).

In summary,  the transaction with SoftBank was a unique and potentially transformative development which could not have been anticipated as of December 31, 2020.  In February 2021 we decided to take advantage of this strategic opportunity, understanding that this unique deal to us would trigger repayment of the Continuation Advances. The convertible debt investment by SoftBank of $900 million was announced on February 10, 2021 and was closed on February 16, 2021, triggering repayment of the Continuation Advances.

We filed our December 31, 2020 annual report on February 26, 2021.  When completing our December 31, 2020 close in preparation for the report filing,  we carefully considered whether the discrete event of the SoftBank investment could have been anticipated as of December 31, 2020 and should be taken into account when determining the fair value of the Continuation Advances financial liability as of that date.      However, we concluded that the unique factors that would eventually lead to the transaction with SoftBank were either not present or could not have been known or anticipated by management as of December 31, 2020.  Accordingly, we concluded that the developments with SoftBank should not impact our assessment of the fair value of the Continuation Advances financial liability as of December 31, 2020. ASC 855-10-55-2(f) indicates that “[c]hanges in the fair value of assets or liabilities (financial or nonfinancial) or foreign exchange rates after the balance sheet date but before financial statements are issued or are available to be issued” are examples of nonrecognized subsequent events.

We additionally considered that ultimately, the decision to enter into the transaction with SoftBank was at management’s discretion, and reflected the opportunistic evolution of our strategy in response to the interest by SoftBank which occurred in 2021.

We appropriately disclosed the subsequent investment by SoftBank and the resulting repayment of the Continuation Advances liability to Illumina in our December 31, 2020 financial statements. We note that the timing of the charge for the $52 million increase in the fair value of the Continuation Advances financial liability did not have an impact on management bonuses or compensation. We also do not believe it had a significant impact on investors or other parties who reviewed our financial statements, as we believe the users of our financial statements are focused on the strategic growth, product innovation and ultimate revenue potential for the Company, and not on the components of other income/expense.

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Please direct any questions regarding this letter to me at sgkim@pacificbiosciences.com or by telephone at (650) 924-8221.

Sincerely,

/s/ Susan Kim________
Susan Kim

Chief Financial Officer

cc:        Christian Henry, Pacific Biosciences of California, Inc.

             Brett Atkins, Pacific Biosciences of California, Inc.

Michele Farmer, Pacific Biosciences of California, Inc.

Andrew D. Hoffman,  Wilson Sonsini Goodrich & Rosati, P.C.

Donna Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.